Exhibit 10.1

August 31, 2016

Jeremy Whitaker

Re: Change of Control & Severance

Dear Jeremy:

This letter (“Agreement”) will confirm our understanding and agreement regarding certain conditions of your employment with Lantronix, Inc. (“Lantronix” or the “Company”), effective as of September 1, 2016 (the “Effective Date”). This Agreement replaces and supersedes paragraphs 5 and 10 of the offer letter between you and Lantronix dated September 8, 2011, as amended on November 13, 2012 (the “Offer Letter”). Except as modified herein, the remaining provisions of the Offer Letter remain in full force and effect.

AT-WILL EMPLOYMENT:

Your employment with the Company will be for no specific period of time. Notwithstanding your right to receive compensation upon termination of your employment in certain circumstances as outlined in this Agreement, your employment will be at-will, meaning that you or the Company may terminate the employment relationship at any time, with or without cause, and with or without notice and for any reason or no particular reason. The at-will nature of your employment may only be changed by an express written agreement signed by an authorized officer of the Company.

SEVERANCE:

If your employment with the Company is terminated by you for Good Reason or by the Company without Cause within five years of the Effective Date, then subject to your execution and non-revocation of a release of claims in a form provided by the Company, then in addition to any base salary earned through the termination date, any earned but as-yet unpaid bonuses, unpaid expense reimbursements and vested benefits to which you are entitled under the terms of any Company employee benefit plan (which compensation and benefits will be paid to you or your estate in connection with your ceasing to be employed without regard to the reason for such cessation), you will be entitled to receive severance pay in a total amount equal to the sum of (i) six (6) months of your then current Base Salary, plus (ii) an amount equal to fifty percent (50%) of Bonus amounts you earned over the previous twelve (12) months (collectively, the “Severance Payment”). The Severance Payment shall be less required tax deductions and withholdings and shall be paid in a lump sum on the 53rd day following your date of termination or such later date as is required to avoid potentially adverse taxation under Internal Revenue Code Section 409A pursuant to section under the caption “Section 409A” below.

For purposes of this letter, “Cause” shall mean: (i) gross negligence or willful misconduct in the performance of your duties to the Company; (ii) intentional and continual failure to substantially perform your reasonably assigned duties for the Company; (iii) intentional conduct that is demonstrably and materially injurious to the Company, including but not limited to committing or cooperating in an act of fraud, theft, or dishonesty against the Company; (iv) your breach of a fiduciary duty to the Company or its shareholders; (v) your conviction for, or plea of guilty or nolo contendre to, the commission of any felony or any crime involving deceit, material dishonesty, fraud, embezzlement, theft, any crime that results in or is intended to result in personal enrichment at the expense of the Company, any crime that involves the use or sale of a controlled substance, or any other offense that will adversely affect in any material respect the Company’s reputation or your ability to perform your obligations or duties to the Company; or (vi) your violation of a material written policy of the Company or breach of a written agreement with Company, including but not limited to a breach of the Employment, Confidential Information, and Invention Assignment Agreement. Notwithstanding the foregoing, Cause shall not exist under (i), (ii), (iii), (iv) or (vi) unless the Company provides you with written notice of the existence of one or more of the actions, conditions or events set forth above in such definition of Cause, and if such action, event or condition is curable, you fail to cure such action, event or condition within thirty (30) days after receipt of such notice.

1

For the sake of clarity, termination of your employment in connection with your death or disability will not be considered “termination by the Company without Cause” hereunder. For purposes of this letter, you shall be considered disabled if you have been physically or mentally unable to perform your job duties hereunder for a continuous period of at least one hundred twenty (120) days or a total of one hundred fifty (150) days during any one hundred and eighty (180) day period, and you have not recovered and returned to the full time performance of your duties within thirty (30) days after written notice is given to you by the Company following such 120 day period or 180 day period, as applicable.

For purposes of this letter, “Good Reason” shall mean your resignation within one hundred and twenty (120) days after the Company has taken any of the following actions without your express written consent: (i) a material reduction in your base salary, your target annual bonus opportunity or benefits (unless, outside of a Change in Control context, such reduction is in connection with a salary or benefit reduction program of general application at the senior level executives of the Company); (ii) a material breach by the Company of any written agreement with you, including the Company’s failure to obtain an agreement from any successor to the Company to assume and agree to perform the obligations under this letter in the same manner and to the same extent that the Company would be required to perform, except where such assumption occurs by operation of law; (iii) a material adverse change in your title, duties or responsibilities (other than temporarily while you are disabled or as otherwise permitted by applicable law); or (iv) relocation of your principal workplace by more than 45 miles, which change results in a material increase in your one-way commute. Notwithstanding the foregoing, Good Reason shall not exist unless you provide the Company written notice of the existence of one or more of the actions, conditions or events set forth above in this definition of Good Reason within ninety (90) days after the initial existence or occurrence of such action, condition or event, and if such action, event or condition is curable, the Company fails to cure such action, event or condition within thirty (30) days after its receipt of such notice.

CHANGE IN CONTROL:

If within five years of the Effective Date your employment with the Company is terminated by you for Good Reason or by the Company without Cause within 60 days prior to or 12 months following a Change in Control (as defined below), then, subject to your execution and non-revocation of a release of claims in a form provided by the Company and resignation from any Company-affiliated board positions, all unvested Company equity awards that you then hold shall fully vest and be settled or become exercisable, as applicable, and you will be entitled to receive (as applicable, the “Change-in-Control Severance Payment”):

(a) In the event of a Change in Control where the dollar amount that equals the share price multiplied by the number of outstanding shares of the Company (the “Market Cap”) is equal to or less than $50 million, in lieu of any other severance benefits, you will be entitled to receive severance pay in a total amount equal to the sum of (i) six (6) months of your then current Base Salary, plus (ii) an amount equal to fifty percent (50%) of your earned Bonus amounts over the previous twelve (12) months. The Company will also provide you, your spouse and your eligible dependents with continued group health, dental and vision coverage pursuant to the provisions of COBRA at the level in effect and upon substantially the same terms and conditions as existed under applicable insurance plans immediately prior to the date of termination of your employment (including without limitation contributions required by you, if any, for such benefits), for the first six (6) months following the date of termination of your employment without Cause or for Good Reason or until you become eligible for comparable benefits from another employer.

(b)       In the event of a Change in Control where the Market Cap of the Company is greater than $50 million, in lieu of any other severance benefits, you will be entitled to receive severance pay in a total amount equal to the sum of (i) twelve (12) months of your then current Base Salary, plus (ii) an amount equal to one hundred percent (100%) of your Target Bonus. The Company will also provide you, your spouse and your eligible dependents with continued group health, dental and vision coverage pursuant to the provisions of COBRA at the level in effect and upon substantially the same terms and conditions as existed under applicable insurance plans immediately prior to the date of termination of your employment (including without limitation contributions required by you, if any, for such benefits), for the first twelve (12) months following the date of termination of your employment without Cause or for Good Reason or until you become eligible for comparable benefits from another employer.

2

Any Change-of-Control Severance Payments shall be less required tax deductions and withholdings and shall be paid in a lump sum on the 53rd day following your date of termination or such later date as is required to avoid potentially adverse taxation under Internal Revenue Code Section 409A as described under the caption “Section 409A” below. Change-of-Control Severance Payments may also be subject to reduction required to avoid potentially adverse taxation under Internal Revenue Code Section 280G as described under the caption “Section 280G” below.

For purposes of this letter, “Change in Control” shall mean the occurrence of any of the following events: (i) any “person” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), other than the TL Parties, becomes the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or, more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets, other than to the TL Parties; (iii) the consummation of a merger or consolidation of the Company with any other corporation, other than (A) a merger or consolidation with the TL Parties or (B) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (iv) a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board or the TL Parties before the date of appointment or election. In no event shall a “Change in Control” be deemed to have occurred for purposes of this letter solely because the Company engages in an internal reorganization, which may include a transfer of assets to, or a merger or consolidation with, one or more affiliates.

For purposes of this letter, “TL Parties” shall mean, either individually or collectively, Bernhard Bruscha, TL Investments, any party or entity affiliated with the aforementioned, including but not limited to any “group” (as defined in Section 13(d)(3) of the Exchange Act) to which any of the aforementioned belong.

SECTION 409A:

This letter is intended to comply with Section 409A of the Internal Revenue Code (“Section 409A”) or an exemption thereunder and shall be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this offer letter, payments provided under this letter may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this letter that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral shall be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each instalment payment provided under this letter shall be treated as a separate payment. Any payments to be made under this letter upon a termination of employment shall only be made upon a “separation from service” under Section 409A. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this letter comply with Section 409A and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

Notwithstanding any other provision of this letter, if any payment or benefit provided to you in connection with termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit shall not be paid until the first payroll date to occur following the six-month anniversary of your termination date (the “Specified Employee Payment Date”) or, if earlier, on the date of your death. The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date shall be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments shall be paid without delay in accordance with their original schedule. To the extent necessary to avoid application of any tax under Section 409A applying to any compensation or benefit included herein that constitutes nonqualified deferred compensation, the definition of “Change in Control” shall be reformed such that a transaction will only qualify as a Change in Control if it also constitutes a “change in control event” as defined under Section 409A.

3

SECTION 280G:

Notwithstanding any other provision of this letter or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to you or for your benefit pursuant to the terms of this letter or otherwise (“Covered Payments”) constitute parachute payments (“Parachute Payments”) within the meaning of Section 280G of the Internal Revenue Code (“Section 280G”) and would, but for this section be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code (or any successor provision thereto) (“Section 4999”) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to you of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to you if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”). “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes.

Any such reduction shall be made in accordance with Section 409A and the following: (i) the Covered Payments which do not constitute nonqualified deferred compensation subject to Section 409A shall be reduced first; and (ii) all other Covered Payments shall then be reduced as follows: (A) cash payments shall be reduced before non-cash payments; and (B) payments to be made on a later payment date shall be reduced before payments to be made on an earlier payment date.

Any determination required under this section shall be made in writing in good faith by the accounting firm that was the Company’s independent registered public accounting firm immediately before the change in control (the “Accountants”), which shall provide detailed supporting calculations to the Company and you as requested by the Company or you. The Company and you shall provide the Accountants with such information and documents as the Accountants may reasonably request in order to make a determination under this section. For purposes of making the calculations and determinations required by this section, the Accountants may rely on reasonable, good faith assumptions and approximations concerning the application of Section 280G and Section 4999. The Accountants’ determinations shall be final and binding on the Company and you. The Company shall be responsible for all fees and expenses incurred by the Accountants in connection with the calculations required by this section.

CLAWBACK:

Any amounts payable hereunder are subject to any policy (whether currently in existence or later adopted) established by the Company providing for clawback or recovery of amounts that were paid to you. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with any applicable law or regulation.

ARBITRATION:

To the fullest extent allowed by law, any controversy, claim or dispute between you and the Company (and/or any of its affiliates, owners, shareholders, directors, officers, employees, volunteers or agents) relating to or arising out of your employment or cessation of that employment will be submitted to final and binding arbitration as provided in Attachment A hereto.

4

ACCEPTANCE:

Please sign, date and return the enclosed copy of this Agreement to me for our files to acknowledge your agreement with the above.

Very truly yours,

LANTRONIX, INC.

/s/ Jeff Benck

Jeff Benck

President & Chief Executive Officer

ACCEPTANCE

I hereby accept and agree with the terms as outlined above. I understand that Lantronix is an “At-Will Employer,” and agree that my employment is for no definite period and may, regardless of the date of payment of wages and salary, be terminated by me or by Lantronix at any time without any previous notice. Subject to the rights under the section entitled “Severance,” I also understand and agree that Lantronix may hire, fire, demote, promote, and change or alter any terms of my employment at any time.

/s/ Jeremy Whitaker	8/31/2016
Jeremy Whitaker	Date

5

ATTACHMENT A

MUTUAL AGREEMENT TO ARBITRATE

To the fullest extent allowed by law, any controversy, claim or dispute between Executive and the Company (and/or any of its affiliated, subsidiary, or related entities, owners, directors, officers, employees, volunteers or agents) relating to or arising out of this Agreement or Executive’s employment (or the cessation thereof), will be submitted to final and binding arbitration in Orange County, California, for determination in accordance with the American Arbitration Association’s (“AAA”) Employment Arbitration Rules as the exclusive remedy for such controversy, claim or dispute. In any such arbitration, the parties may conduct discovery to the same extent as would be permitted in a court of law. The arbitrator shall issue a reasoned, written decision, and shall have full authority to award all remedies which would be available in court. The Company shall pay the arbitrator’s fees and any AAA administrative expenses. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Possible disputes covered by the above include (but are not limited to) unpaid wages, breach of contract (including this Agreement), torts, violation of public policy, discrimination, harassment, or any other employment-related claims under laws including, but not limited to, Title VII of the Civil Rights Act of 1964, the Americans With Disabilities Act, the California Labor Code, the California Fair Employment and Housing Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, and any other statutes or laws relating to Executive’s relationship with the Company regardless of whether such dispute is initiated by Executive or the Company. Thus, this bilateral arbitration agreement fully applies to any and all claims that the Company may have against Executive, including but not limited to claims for misappropriation of Company property, disclosure of proprietary information or trade secrets, interference with contracts, trade libel, gross negligence, or any other claim for alleged wrongful conduct or breach of the duty of loyalty. However, claims for workers’ compensation benefits, unemployment insurance and those arising under the National Labor Relations Act (or any other claims where mandatory arbitration is prohibited by law) are not covered by this arbitration agreement, and such claims may be presented to the appropriate court or government agency. BY AGREEING TO THIS BINDING ARBITRATION PROVISION, BOTH YOU AND THE COMPANY GIVE UP ALL RIGHTS TO TRIAL BY JURY.

This mutual arbitration agreement is to be construed as broadly as is permissible under applicable law.

LANTRONIX, INC. (the “Company”)

/s/ Jeremy Whitaker	By: /s/ Jeff Benck
Jeremy Whitaker	Name: Jeff Benck
Title: President & CEO

Dated: August 31, 2016	Dated: August 31, 2016